

Mail Stop 4631

September 22, 2009

Via U.S. mail and facsimile

Mr. Paul K. Kelly
Chief Executive Officer
China Holdings Acquisition Corp.
1000 N. West Street, Suite 1200
Wilmington, DE 19801

> **RE: China Ceramics Co., Ltd.**
> **Form F-4 filed August 26, 2009**
> **File No. 333-161557**

Dear Mr. Kelly:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form F-4

General

1. Please tell us why China Holdings Acquisition Corp. is not a filing person for your preliminary proxy statement/prospectus.

2. Please explain why you are filing the registration statement on Form F-4 rather than Form S-4, and provide us with your analysis regarding whether you qualify

as a foreign private issuer as defined under Rule 405 of the Securities Act.

3. We note your disclosure on page 58 that a material change in the Memorandum of Association and Articles of Association compared with CHAC's certificate of incorporation is an increase in the authorized stock. Please explain why you have not set out the increase in authorized common stock as a separate proposal in the proxy statement. See September 2004 Interim Supplement to Publicly Available Telephone Interpretations (Regarding Unbundling under Rule 14a-4(a)(3)), which is available on our website.

4. All exhibits and appendices are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment or as soon as possible. Please note that we may have comments on the legal and tax opinions, proxy card and other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

5. Please update as of the most recent practicable date all information provided in your prospectus, including exchange rates and beneficial ownership percentages.

Registration Statement Cover Page

6. If you meet the requirements of Form F-4, subject to comment 2 above, please revise the cover page to reflect the correct form.

7. Please revise to reflect the correct SIC code for China Ceramics Co., Ltd. or advise. It appears that the correct code is 3250.

8. Please clarify in a footnote to the registration fee table and in the letter to security holders that China Ceramic securities being registered will be exchanged on a one-for-one basis for CHAC securities in connection with the redomestication merger and, that as a result of the merger, China Ceramics will become a public company and the current security holders of CHAC will become security holders of China Ceramics.

Letter to Stockholders and Warrantholders/Prospectus Cover Page

9. Please note that a letter to security holders in a proxy statement/prospectus also serves as a prospectus cover page and, therefore, is subject to the plain English rules and the one page limitation on length. Please revise your cover page to simplify your explanation of the steps of the transaction, which may be detailed later in the summary, and limit it to a single page.

10. Please clarify that in calculating the aggregate value of the consideration to be paid by CHAC in the business combination, that you are not including the value of the Contingent Shares and also quantify the amount and value of these shares.

11. Please disclose the title and amount of securities being offered and by whom they are being offered. See Item 501(b)(2) of Regulation S-K.

12. Please disclose that the securities being registered will not be listed on any national securities exchange. See Item 501(b)(4) of Regulation S-K. We note your disclosure on page 5.

13. We note that members of CHAC's board and management will receive substantial benefits as a result of the merger and business combination. Where you include the board's recommendation, disclose with equal prominence that board members will directly benefit from the transactions and provide a cross reference to the Interests of Certain Persons in the Acquisition section of the filing. Make similar revisions in all applicable places in the registration statement.

Inside Front Prospectus Cover Page

14. In addition to specifying the date by which security holders must request this information, please disclose that to obtain timely delivery of the information that has not been included in the prospectus, security holders must request the information no later than five business days before the date they must make their investment decision. Further, please highlight this disclosure in print type or otherwise. See Item 2 of Form F-4.

15. Please provide the dealer prospectus delivery obligation required by Item 502(b) of Regulation S-K.

Questions and Answers about the CHAC Special Meeting, page 1

16. Please clarify your disclosure regarding the proposals throughout the filing as follows:
    - Define your references to the redomestication merger and the business combination in the beginning of this section and use these terms consistently throughout. For example, you use the terms Business Combination, Acquisition, and stock purchase interchangeably, and this may be confusing to investors.
    - Revise or clarify your references to the Acquisition throughout the filing, since it is often unclear whether the reference should apply to all the proposals or just the business combination.
    - Clarify the requirements relating to conversion rights and separate proposals for the redomestication merger and the business combination. For example,

under "Q: Do I have conversion rights in connection with the Acquisition?" on page 1, clarify whether a stockholder must vote only against the business combination proposal and elect to exercise conversion rights on the proxy card or whether a shareholder must vote against both the business combination and redomestication merger proposals. Explain what happens if a stockholder votes against the business combination proposal, but leaves the redomestication proposal blank. Reconcile this disclosure throughout in the filing, such as on page 35 where you state that shares will be voted in favor of the acquisition agreement if there is no indication of how a stockholder wishes to vote, and on page 55 where you state that a stockholder may demand conversion rights if such stockholder votes against the redomestication merger.

- Provide the disclosure required for each proposal. For example, on pages 4 and 10 you discuss the U.S. federal income tax consequences to investors as a result of the redomestication merger, but not the business combination.

17. Throughout this section and the Summary, please provide cross-references to the more detailed discussion in the filing.

18. You currently repeat information in your Q&A and Summary sections. The Q&A should not repeat any information that appears in the Summary, and the Summary should not repeat information in the Q&A. For purposes of eliminating redundancies and grouping like information together, please view your Q&A and Summary as one section. When revising these sections, please disclose procedural information about the proposals in Q&A (i.e., voting procedures and appraisal rights) and substantive information about the terms of the redomestication and business combination, including taxation, in the Summary.

Q: What vote is required to approve the Business Combination Proposal?, page 1

19. Please also disclose the votes required to approve the other two proposals.

20. Please disclose the number of shares that your initial stockholders and other affiliates have agreed to vote in favor of the proposals.

Q: May I seek statutory appraisal rights or dissenter rights with respect to my shares?, page 3

21. Please disclose that shareholders who exercise their appraisal rights will not be entitled to seek conversion of their shares into cash.

22. Please indicate whether a shareholder's failure to vote against a proposal will constitute a waiver of his appraisal rights and whether a vote against a proposal will be deemed to satisfy any notice requirements under Delaware law with respect to the appraisal rights. See Instruction 1 to Item 3 of Schedule 14A.

Q: What happens to the funds deposited in the Trust Account following the Acquisition?, page 3

23. Please quantify the amount in the Trust Account that will be used to fund the business combination and the expenses related to the transaction and the maximum amount that will be used if CHAC stockholders exercise their conversion rights. Also disclose what happens to any funds in the Trust Account remaining after such uses.

Q: Who will manage China Ceramics after the Acquisition?, page 3

24. Please also disclose the names of the executive officers of China Ceramics following the business combination.

Q: Will the CHAC stockholders be taxed as a result of the merger?, page 4

25. You must provide a firm conclusion regarding the material federal income tax consequences to investors. Please delete the term "generally" and change the term "should" to "will" throughout the filing where you discuss these tax consequences. In addition, disclose that you have received a tax opinion and identify counsel. Also disclose the material tax consequences to investors as a result of the business combination.

Summary, page 4

26. Please briefly describe in plain English the material terms of the acquisition agreement, including the Contingent Shares provisions and the material conditions to closing, such as the definitive purchase agreement for the Gaoan production facility.

27. Under an appropriate heading in this section, please briefly discuss all the material agreements related to the business combination, including the registration rights, voting, escrow and lock-up agreements. In addition, please file or incorporate by reference these agreements as material contracts.

28. Under an appropriate heading in this section, please disclose the amount of additional shares of common stock to be issued in connection with the business combination (including the Contingent Shares) and quantify the resulting dilution to the existing investors. Also provide this information assuming maximum conversion of the shares into cash.

29. Under an appropriate heading in this section, please briefly discuss the material differences between CHAC and China Ceramic shareholder rights, and Delaware and British Virgin Islands corporate laws. See Item 4(a)(4) and (7) of Form S-4.

30. Please disclose whether the terms of the business combination and the related agreements and transactions comply with the terms described in the Form S-1 registration statement filed in 2007 relating to the initial public offering for the CHAC securities. If not, explain how they differ.

Success Winner and Hengda, page 5

31. Please provide the telephone number of the principal executive offices of Success Winner and Hengda. See Item 3(a) of Form F-4. In addition, please indicate under what laws and when Hengda was organized. Further, please briefly explain what you mean by the statement, "Success Winner holds an indirect 100.0% interest in Hengda."

Redomestication to the British Virgin Islands, page 5

32. We note your statement that "…it is possible that the [China Ceramics] shares will be listed and traded only on the OTC Bulletin Board." Please revise your disclosure here and elsewhere to reflect that shares are not listed or traded on the OTC Bulletin Board but rather that they are "quoted."

Business Combination with Success Winner; Acquisition Consideration, page 6

33. Please explain in the second paragraph the reasons why you increased the amount of authorized share capital by 10,000,000.

34. In the before and after diagrams, please indicate under what jurisdiction each entity is organized. In addition, please explain the business reasons for using a multi-level, multi-national organizational structure to effectuate the proposed business combination and to conduct business. For example, explain why Success Winner is organized under the laws of the British Virgin Islands, and the business purpose for Stand Best Creation Limited.

Conversion Rights, page 7

35. We note your statement in the first paragraph, and elsewhere in your filing, that CHAC shareholders "will only be entitled to receive cash for the[ir] shares if [they] continue to hold them through the closing of the business combination." However, this disclosure appears to conflict with your instructions directing CHAC shareholders to tender their shares prior to the special meeting. Please revise your disclosure to clarify the procedure by which CHAC shareholders may convert their shares.

36. We note your instructions to CHAC shareholders, stating that "In connection with tendering your shares for conversion into cash, you must elect either to physically tender your stock certificates to CHAC's transfer agent prior to the special meeting or to deliver your shares to the transfer agent electronically using The Depository Trust Company's DWAC (Deposit/Withdrawal At Custodian) System, which election would likely be determined based on the manner in which you hold your shares." Please revise your disclosure to make clear whether, as you state in the first sentence of the second paragraph on page 8, the procedure outlined under either tender option must be completed by the day prior to the special meeting to convert their shares to cash.

Interests of Certain Persons in the Acquisition, page 9

37. Please revise the third bullet point to quantify the amount and value of the warrants. Also quantify the dollar amount related to the services payable by CHAC, which you refer to in the last bullet point, and clarify whether any of these advisors are affiliates of CHAC.

38. It appears that the disclosure in the fourth and fifth bullet points on this page is incomplete. Please revise accordingly here and on page 48.

Voting Securities, page 10

39. We note your disclosure that holders of CHAC common stock will be entitled to appraisal rights under Delaware corporate law in connection with the Acquisition. However, elsewhere in the filing you disclose that the redomestication merger of CHAC with China Ceramics causes the stockholders of CHAC to have appraisal rights. Please clarify here and throughout the filing whether the appraisal rights apply to both the redomestication merger and the business combination. Also include a separate heading for the appraisal rights in the Summary.

Success Winner Summary Financial Information, page 11

40. Please provide the financial information for the five most recent financial years, as required by Item 3.A.1 of Form 20-F. Make similar disclosure on page 63.

41. Please provide in this section the exchange rate information required by Item 3.A.3 of Form 20-F. See Item 3(d) of Form F-4, as well as Question 110.01 of the Division of Corporation Finance Compliance and Disclosure Interpretations (Exchange Act Forms), which is available on our website.

Selected Unaudited Pro Forma Consolidated Financial Information, page 12

42. We note that you have presented pro forma financial information under three possible scenarios. Please explain in further detail the mechanics of the third

scenario regarding the assumption of a "75% Public Stock Redemption/Repurchase," since it appears that the maximum conversion is 33.33%.

43. You indicate that the escrowed shares will be recorded as an adjustment to the accounting acquiree's basis in the reverse recapitalization at par value. Please disclose your basis for recording these as an adjustment to the accounting acquiree's basis in the reverse recapitalization at par.

Comparative Per Share Information, page 13

44. In accordance with Item 3(f) of Part I.A of the Form F-4, please address the following:

- Please present the historical per share amounts for China Holdings Acquisition Corp. and Success Winner, which should include the book value per share, cash dividends declared per share, and income (loss) per share from continuing operations for each entity. We note that the pro forma statement of operations indicates that Success Winner Limited had one share outstanding for all periods;
- Please clearly indicate which amounts represent the equivalent pro forma per share amounts. We remind you that you should present equivalent pro forma book value per share, equivalent pro forma cash dividends per share, and equivalent pro forma income (loss) per share from continuing operations; and
- Please clearly disclose how you are calculating the equivalent pro forma per share amounts, including the exchange ratios used.

Risk Factors, page 16

45. We note your disclosure on page 46. Please add risk factors regarding the all the actions that CHAC, Hengda and their affiliates may enter into to secure approval of the transactions. Also disclose whether the funds in the trust could be used in any of those transactions.

Introduction of new laws or changes to existing laws by the PRC government…, page 21

46. Please revise the first and second paragraphs on page 22 in plain English, and clarify the risk to investors.

There will be a substantial number of China Ceramics' ordinary shares available…, page 27

47. We note your statement that begins "Assuming that all shareholders of Success Winner participate…." However, based on your disclosure found elsewhere in the prospectus, Successor Winner has only one shareholder, Mr. Wong Kung Tok.

Please clarify whether there are currently other shareholders of Success Winner. If so, please identify these holders in your prospectus where appropriate.

There is a risk that China Ceramics could be treated as a U.S. domestic corporation . . ., page 28

CHAC should recognize gain (but not loss) for U.S. federal income tax purposes . . ., page 28

48. We note your statement urging security holders to consult their own tax advisors in these risk factors. However, you disclosure does not describe whether there are federal income tax consequences to investors as a result of owning your securities after the merger and business combination. Please revise.

There is a risk that China Ceramics will be classified as a passive foreign investment . . ., page 29

49. We note your statement that U.S. holders may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. Please describe this risk in greater detail and in plain English.

Under PRC Enterprise Income Tax Law . . ., page 29

50. Please describe in greater detail and in plain English the risk to investors under EIT Law.

Special Meeting of CHAC Stockholders, page 33

The Business Combination Proposal, page 39

51. Please discuss the reasons of Success Winner for engaging in the proposed business combination. See Item 4(a)(2) of Form F-4.

Background, page 40

Current Target: Jinjiang Hengda Ceramics, page 42

52. Please identify the China-based advisory firm who contacted Mr. Kelly about Hengda.

CHAC Board's Reasons for the Approval of the Acquisition of Hengda, page 43

53. Please provide us with the projections and valuation metrics exchanged among and relied upon by the parties. Please also summarize this information and the

underlying assumptions in the registration statement. We may have further comments after we review these materials.

Potential Negative Factors, page 44

54. Please disclose whether the board considered the other factors you disclose in the Risk Factors section of the filing.

Other Considerations, page 44

Public Company Analysis, page 44

55. Please explain in further detail the price/earnings methodology your board used to determine that the proposed business combination transaction was fair to your shareholders. In addition, please explain your rationale for presenting pro forma equity values of a combined CHAC and Hengda under two different scenarios. Disclose why these scenarios are different than the ones used under the pro forma financial information section beginning on page 12.

56. Please indicate the date of the Chinese companies' share prices in the first table on page 45.

80% Test Analysis, page 46

57. Please describe the board's analysis in greater detail and clarify how it used the public company analysis to make this determination.

The Redomestication Proposal, page 54

General, page 54

58. We note that the redomestication merger is a condition to the consummation of the business combination. Please expand your discussion in the second paragraph of this section and describe in greater detail the business purpose of this condition, including any specific tax or regulatory reasons.

59. Please provide a cross-reference in the third paragraph of this section to your more detailed discussion of the differences in the laws of Delaware and the British Virgin Islands as they affect your shareholders.

Differences in Stockholder Rights, page 57

60. We note your disclosure that that the flexibility available under British Virgin Islands law has enabled you to adopt a Memorandum of Association and Articles of Association that will provide stockholders with rights that do not vary in any material respect from those under CHAC's certificate. However, it appears from your description in the bullet points in this section that there are some material differences. Please clarify your description regarding the differences in the Memorandum of Association. Consider providing this information in a tabular format.

61. Please describe in greater detail the differences in stockholder rights between Delaware and British Virgin Islands corporation law that would affect your stockholders, and clarify whether the Memorandum of Association modifies these laws.

62. Please provide us your analysis whether any of the modified charter or bylaw provisions are material and would be required to be set out as separate proposals. See September 2004 Interim Supplement to Publicly Available Telephone Interpretations (Regarding Unbundling under Rule 14a-4(a)(3)), which is available on our website.

Unaudited Pro Forma Consolidated Financial Statements, page 64

63. The Acquisition is expected to be accounted for as a reverse recapitalization if, immediately following completion of the transaction, the shareholders of Success Winner and investors in Success Winner immediately prior to the Acquisition have effective control of China Holdings Acquisition Corp. through (1) their shareholder interest in the combined entity and excluding the Escrowed Shares, (2) significant representation on the Board of Directors (initially two out of five members), with two other board members being independent, and (3) being named to all of the senior executive positions. Please expand your disclosures to further expand on how you determined that Success Winner will have effective control. In this regard, please refer to ARB 51 and the factors listed in paragraphs A11 through A15 of SFAS 141(R). Please specifically address the voting interest that will be held in the combined company by each entity and your consideration of this factor. Please also address if there is the possibility of the shareholders of Success Winner not having effective control.

64. Please disclose whether the Board of Directors or any employees of China Acquisition Holdings Corp. will receive exit packages in connection with the merger or if any equity securities of China Ceramics Co. Ltd., China Holdings Acquisition Corp. or Success Winner will automatically vest in connection with the merger. If so, please confirm that these adjustment amounts have been reflected in the pro forma balance sheet. Please also disclose that these amounts

were not reflected in the pro forma statements of operations. Refer to Rule 11-02(b)(5) of Regulation S-X.

65. Please disclose what consideration you gave to reflecting the merger of China Holdings Acquisition Corp. with and into China Ceramics in the pro forma financial information. If you determine that this transaction should also be reflected in the pro forma financial information, please include the adjustments related to transaction in a separate column followed by a subtotal column which only shows the pro forma impact of this merger. This should be followed by a column with your pro forma adjustments related to the merger with Success Winner Limited and then a total column which presents the pro forma impact of both mergers.

66. The historical financial statements of Success Winner have been prepared under IFRS and presented in Chinese Renminbi and these pro formas have been converted into U.S. Dollars and U.S. GAAP. Please consider disclosing the nature of the differences and changes made to convert the historical financial statements to U.S. GAAP for pro forma purposes.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 66

67. Please present your historical and pro forma shares authorized, issued and outstanding on the face of your pro forma balance sheet.

68. With regards to Note (d), please revise your pro forma balance sheet to clearly label this adjustment. It is unclear where this adjustment is presented on the pro forma condensed combined balance sheet.

69. With regards to Notes (h), (i) and (m), please tell us how you determined that these notes related to a new manufacturing facility are directly attributable to the acquisition, are factually supportable and are expected to have a continuing impact on the combined results. Please tell us whether there are contractual arrangements related to this new manufacturing facility.

70. With regards to your accounting for the escrowed shares described in Note (d), please tell us what consideration you gave to EITF D-110.

71. It is not clear whether you have included pro forma adjustments to stockholders' equity to reflect the reverse recapitalization. Specifically, a reader currently cannot easily see whether you have eliminated the retained earnings of China Holdings Acquisition Corp. as well as retroactively restated (similar to a stock split) the stockholder's equity of Success Winner Limited for the equivalent number of shares received in the merger with any difference in par value offset to additional paid-in-capital. In a similar manner, it is not clear how the reverse

recapitalization has been reflected in your determination of weighted average number of common shares outstanding for purposes of determining earnings per share amounts. Please advise or revise as necessary.

Unaudited Pro Forma Condensed Combined Statement of Operations Year Ended December 31, 2008, page 69

Unaudited Pro Forma Condensed Combined Statement of Operations For the six months ended June 30, 2009, page 72

72. You indicate that historical financial information in the unaudited pro forma condensed combined statements of operations have been adjusted to give effect to events that are expected to have a continuing impact on the combined results. Given that your direct transaction costs are non-recurring in nature and will be included in the income of the registrant within the twelve months following the transaction, please tell us how you determined that it is appropriate to include estimated direct transaction costs (Notes b and c) in your pro forma statements of operations. Please refer to Rule 11-02(b)(5) of Regulation S-X.

73. With regards to Note (2), please disclose your consideration of paragraphs 30 to 35 of SFAS 128 in determining whether to include the escrow shares in your determination of basic and diluted earnings per share. Please also disclose, by type of potentially dilutive security, the number of additional shares that could potentially dilute pro forma basic EPS in the future that were not included in the computation of pro forma diluted EPS, because to do so would have been antidilutive for the periods presented.

The Ceramics Industry, 75

74. Please define "CAGR," as such term is used in this section.

Overview, page 76

75. We note your statement that "In the foreseeable future, Hengda expects to enter into relationships with some large property developers in China as their exclusive or primary provider of ceramic tiles." Please indicate whether, and to what extent, Hengda has engaged in discussions with these large property owners regarding exclusivity or primary provider arrangements.

Legal Proceedings, page 85

76. Please indicate whether there are any material lawsuits currently pending against Success Winner or Stand Best Creation Limited. If so, please discuss.

Management's Discussion and Analysis of Financial Condition…of Success Winner, page 86

77. Please provide tabular disclosure of Hengda's contractual obligations. See Item 5.F of Form 20-F.

Cash Flow Analysis, page 93

Cash Flows from Operating Activities, page 93

78. Please enhance your disclosure to discuss all material changes in your operating activities as depicted in your statement of cash flows. For example, you should expand upon your disclosure to discuss in greater detail that "the increase was mainly attributable to an increase in trade receivables…, an increase in trade payables…." Specifically, you should discuss in greater detail the changes in your working capital accounts such as inventory, accounts receivable, and trade payable and provide a more robust explanation of the reasons for those changes.

79. We note that accounts receivable represents approximately 51% of your total current assets as of December 31, 2008 and inventory represents approximately 34% of your total current assets as of December 31, 2008. As such, please consider including an analysis of days sales outstanding for your accounts receivables and inventory turnover rates for each period presented along with an explanation of any material variances. Such disclosure would provide investors with a better understanding of the collectability of your accounts receivables and the realizability of your inventories.

Critical Accounting Policies and Judgments, page 96

80. Please consider expanding your critical accounting policies to address the following areas:
   - Types of assumptions underlying the most significant and subjective estimates;
   - Any known trends, demands, commitments, events or uncertainties that are reasonably likely to occur and materially affect the methodology or the assumptions described;
   - If applicable, why different estimates that would have had a material impact on your financial presentation could have been used in the current period;
   - If applicable, why the accounting estimate is reasonably likely to change from period to period with a material impact on the financial presentation;
   - A quantitative discussion of changes in overall financial performance and, to the extent material, line items in the financial statements if you were to assume that the accounting estimate were changed, either by using reasonably possible near-term changes in the most material assumption(s) underlying the

accounting estimate or by using the reasonably possible range of the accounting estimate. If those changes could have a material effect on your liquidity or capital resources, then you also would have to explain that effect;

• A quantitative and qualitative discussion of any material changes made to the accounting estimate in the past two years, the reasons for the changes, and the effect on line items in the financial statements and overall financial performance.

Refer to SEC Releases 33-8098 and 33-8040. See section V of the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations dated December 29, 2003.

Security Ownership of the Combined Company After the Acquisition, page 119

81. We note that after the business combination is consummated, Huang Jia Dong and Wong Tsang Ying will own a portion of the post-acquisition company. Please discuss how you anticipate these individuals obtaining their post-acquisition interests. Further, please describe all arrangements involving or contemplating any payment, in cash or otherwise, to directors, officers, or affiliates of any of the parties in connection with the proposed business combination.

Certain Transactions, page 121

82. Please rename the heading and subheadings of this section to indicate the discussion relates to "Related Party Transactions."

Description of the Combined Company's Securities Following the Stock Purchase, page 125

83. We note your discussion of "preference stock" in the first paragraph on page 126. It does not appear from China Ceramic's memorandum or articles of association that your board of directors will have the authority, without further action on the part of shareholders, to issue preference stock. Please indicate which provisions of your charter documents will empower your board of directors with such authority. Alternatively, please remove your description of preference stock.

Material U.S. Federal Income Tax Consequences, page 128

84. It is unclear whether you are doing a short-form or a long-form tax opinion. If this is a short-form opinion, then you must indicate here that the discussion is the opinion of counsel.

Tax Consequences of the Business Combination With Respect to China Ceramic, page 129

85. Please discuss the material federal income tax consequences of the business combination to investors.

Tax Consequences of the Merger, page 129

Tax Consequences to U.S. Holders of Ordinary Shares and Warrants of China Ceramics, page 131

86. Please clarify your disclosure so that investors can better understand the material tax consequences in order to make an informed investment decision. Include the following in your disclosure:

- Identify the applicable Internal Revenue Code provision, regulation or revenue rulings and, if applicable, any recent tax code changes or other factors which may affect the cited authority.
- You must clearly provide a firm conclusion regarding the tax consequences of the transaction to investors. If doubt exists because of a lack of authority addressing the tax consequences, you must describe why counsel cannot provide a firm conclusion, the degree of uncertainty and provide risk factor disclosure setting forth the risk to investors.

Experts, page 136

87. We note that you presented Foo Kon Tan Grant's review report related to the June 30, 2009 interim financial statements of Success Winner on page F-31. As required by AU Section 711.09, please expand your disclosures to clarify that this review report is not a "report" or "part" of the registration statement within the meaning of sections 7 and 11 of the Securities Act of 1933.

Financial Statements

General

88. Please disclose the reason(s) for the omission of the registrant, China Ceramics Co. Ltd's financial statements.

<u>CHINA HOLDINGS ACQUISITION CORP.</u>

<u>Interim Financial Statements – June 30, 2009</u>

<u>Balance Sheet, page F-2</u>

89. Please revise your balance sheet to include a descriptive caption such as "retained earnings accumulated during the developmental stage" in the stockholders' equity section pursuant to paragraph 11(a) of SFAS 7. Please also revise your statement of stockholders' equity accordingly.

<u>Statement of Stockholders' Equity, page F-4</u>

90. Please revise your statements of stockholders' equity to specifically provide the "date" and dollar amounts (per share or other equity per unit and in total) of each issuance including the number of stock, warrants, rights or other equity securities issued for cash and for other consideration on each date presented. Refer to paragraph 11(d) of SFAS 7.

<u>Statements of Cash Flows, page F-5</u>

91. Please tell us how you determined that interest earned on trust fund should be classified as a non-cash adjustment to reconcile net income (loss) to net cash used in operating activities. Please cite the accounting literature used to support your conclusion.

<u>Note 4 – Summary of Significant Accounting Policies</u>

<u>Net Earnings per Common Share, page F-8</u>

92. Please tell us how you determined it was appropriate to include the common stock subject to possible redemption in your weighted average number of shares outstanding. Please address your consideration of paragraph 19 of EITF D-98 and paragraphs 30 through 34 of SFAS 128.

<u>Note 5 – Income Taxes, page F-10</u>

93. Please also include the disclosures required by paragraph 43, 45, 47 and 48 of SFAS 109, as applicable.

94. On page F-8, you indicate that there were no adjustments for uncertain tax positions in the current year. Please confirm that you have no uncertain tax positions. Otherwise, please provide the disclosures, including but not limited to a tabular reconciliation of the total amounts of unrecognized tax benefits, as required by paragraph 21 of FIN 48, as applicable.

Note 7. Capital Stock, page F-11

95. Please revise your disclosure in this footnote to include the significant terms of your common stock including but not limited to voting rights. Your financial statement disclosure should include similar information to your disclosure on page 123 of your Form F-4.

Annual Financial Statements – December 31, 2008

General

96. Please address the comments above in your annual financial statements as well.

SUCCESS WINNER LIMITED

Report of Independent Registered Public Accounting Firm, page F-31

97. Please make arrangements with Foo Kon Tan Grant Thornton to obtain a review report that does not refer to pages 1 to 33, which are not relevant to this Form F-4.

Note 2. The Reorganisation and Basis of Presentation, page F-37

98. Please expand your disclosures to provide a comprehensive explanation of the specific factors that you considered and led you to determine that these entities were under common control pursuant to paragraphs B1 through B4 of IFRS 3. Please disclose the specific periods for which you determined them to be under common control and therefore reflected in the combined financial statements.

8. Earnings Per Share, page F-54

99. You indicate that earnings per share information is not presented as its inclusion, for the purpose of this report, is considered by the director not meaningful due to the Group Reorganization and the preparation of the results of the Group for the under review periods on the consolidated periods on the consolidated basis as disclosed in Note 2 to the financial statements. Please tell us how you determined that it was appropriate to omit earnings per share information on this basis. Please tell us what consideration you gave to IAS 33 in reaching the conclusion that you did.

Annual Financial Statements – December 31, 2008

General

    100.   Please address the comments above related to Success Winner in the annual financial statements as well.

Item 21. Exhibits and Financial Statement Schedules, page II-1

    101. Please provide a list briefly identifying the contents of all omitted exhibits and schedules to your Merger and Stock Purchase Agreement, along with an agreement to furnish us supplementally with a copy of any omitted exhibits and schedules upon our request. See Item 601(b)(2) of Regulation S-K.

    102. Please file the charter documents of Hengda, Success Winner, and Stand Best as exhibits to this registration statement.

    103. Please file an opinion regarding tax matters. See Item 601(b)(8) of Regulation S-K.

       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or Nudrat Salik, Staff Accountant, at (202) 551-3692 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or Brigitte Lippmann, Senior Staff Attorney, at (202) 551-3713 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mitchell S. Nussbaum, Esq. (via facsimile)
        Loeb & Loeb LLP